May 23, 2011

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

RE:	Pittsburgh & West Virginia Railroad
Definitive Proxy Statement on Schedule 14A filed April 29, 2011, as amended
File No. 001-05447

Dear Mr. Hindin,

I am Chairman and CEO of the Pittsburgh & West Virginia Railroad, a Pennsylvania unincorporated business trust (the "Trust").  I write on behalf of the Trust  in connection with your letter dated May 19, 2011 to the Trust's outside federal securities law counsel, Richard Baumann of Morrison Cohen LLP, commenting on the Trust's definitive proxy statement referred to above.  This statement is intended to accompany Mr. Baumann's letter to you of today's date responding in detail to your comment letter, and is intended to respond specifically to the points made in the penultimate paragraph of your letter.

The Trust hereby acknowledges that:

it is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns regarding the above, please do not hesitate to contact me or Mr. Baumann.

Sincerely,
/s/
David Lesser
Chairman and CEO